

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States





05009308

22 June 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS Sport Limited – registered no. 02824645 – Form 288a Appointment of director or secretary – Paul Simon Kent Wright.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050622 - (Securities & Exchange Commission)(Form 288a for Paul Simon Kent).doc



Westgate
London
W5 1UA

t +44 208 967 4421
f +44 208 967 1446
adjoa.prempeh@tns-global.com

Adjoa Prempeh
Share Plan Co-ordinator

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

22 June 2005

Dear Sir/Madam

288A appointment of director

Please find enclosed a completed and signed form 288a in respect of Paul Simon Kent.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Adjoa Prempeh

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**



BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 02824645

Company Name in full: TNS Sport Limited

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	16	06	2005
† Date of Birth	02	12	1957

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title:

* Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous forename(s):

Previous surname(s):

Usual residential address: Lees Rigg, Green North Road, Jordans

Post town: Beaconsfield

Postcode: HP9 2SX

County / Region: Buckinghamshire

Country: United Kingdom

† Nationality: British

† Business occupation: Solicitor

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature: [signature]

Date: 20 June 2005

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature]

Date: 22 June 2005

(*a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom (AP)

Tel 0208 967 4421

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**

for companies registered in England and Wales

or

Company Number 02824645

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. *If the director or secretary is a corporation or Scottish firm, show the name on* surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000



List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02824645

Company Name in full TNS Sport Limited

Name Paul Simon Kent Wright

Company Name	Resignation
Applied Research & Communications Limited	
BJM Research and Consultancy Limited	
City Research Associates Limited	
City Research Group Limited	
Infratest Burk Ltd	
Infratest Burke Asia Pacific Limited	
Infratest Burke Core Company Limted	
Infratest Burke Group Limited	
Infratest Burke International Services Limited	
Market Behaviour Limited	
Marketing Blueprint Limited	
Media Vision Research Limited	
NFO European Access Panels Limited	
NFO Worldgroup Limited	
NFO Worldwide Limited	
Professional Perspectives Limited	26/06/2002
Public Attitude Surveys Holdings Limited	
Public Attitude Surveys Limited	
Strategic Marketing Consultancy Limited	
System Three (Scotland) Limited	
Taylor Nelson AGB Limited	
Taylor Nelson Sofres Overseas Holdings (Theta) Limited	
Taylor Nelson Sofres Services Limited	
The Customer Equity Company Limited	
The MBL Group Limited	
TNS Dollar Finance Limited	
TNS Field Limited	
TNS Overseas Holdings (Zeta) Limited	